February 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Re:	SG Blocks, Inc.
Registration Statement on Form S-3
Filed December 18, 2018
File No. 333-228882
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SG Blocks, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228882) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern Time) on Thursday, February 7, 2019, or as soon thereafter as practicable.

Please contact our outside counsel, David D. Watson of Thompson Hine LLP, at (216) 566-5598 with any comments or questions regarding the Registration Statement, this letter or related matters. The Registrant requests that it be notified of such effectiveness by contacting Mr. Watson at the number above. Thank you for your attention to this matter.

Sincerely,

SG BLOCKS, INC.

By:	/s/ Mahesh S. Shetty
Mahesh S. Shetty
Chief Financial Officer

CC: David D. Watson, Thompson Hine LLP